Histogenics Corporation

830 Winter Street, 3rd Floor

Waltham, MA 02451

November 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Tim Buchmiller
Brian Soares

Re:	Histogenics Corporation
Registration Statement on Form S-3 (File No. 333-213980)
Request For Acceleration

Dear Ms. Ravitz and Messrs. Buchmiller and Soares:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Histogenics Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 5:00 p.m. Eastern Time on Friday, November 4, 2016 or as soon thereafter as practicable.

The Company hereby authorizes Albert Vanderlaan of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Albert Vanderlaan at Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210. If possible, please also send such order by email to the attention of Albert Vanderlaan at avanderlaan@gunder.com.

Thank you for your attention on this matter.

Very truly yours, Histogenics Corporation

By:	/s/ Jonathan Lieber
Jonathan Lieber Chief Financial Officer

cc:	Adam Gridley, Histogenics Corporation

Marc Dupré, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP